PricewaterhouseCoopers LLP
Chartered Accountants
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250 Howe Street, Suite 700
Vancouver, British Columbia
Canada V6C 3S7
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CONSENT OF INDEPENDENT AUDITORS

We hereby consent to the incorporation by reference in this Annual Report on Form 40-F for the year ended December 31, 2010 of Fronteer Gold Inc. of our report dated March 25, 2011 relating to the consolidated financial statements and the effectiveness of internal control over financial reporting which appears in this Annual Report.

/s/ PricewaterhouseCoopers LLP

Chartered Accountants

March 28, 2011
Vancouver, British Columba

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.